

DIVISION OF
CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
P.E. 6-10-03



03028867

August 11, 2003

Stephen M. Graham
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue
Suite 900
Seattle, WA 98104

PROCESSED
AUG 20 2003
THOMSON
FINANCIAL

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/11/2003

Re: Alcide Corporation
Incoming letter dated June 10, 2003

Dear Mr. Graham:

This is in response to your letter dated June 10, 2003 concerning the shareholder proposal submitted to Alcide by Mike Fleming. We also have received a letter from the proponent dated June 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mike Fleming
11860 Kemper Road #3
Auburn, CA 95603

70484



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ORRICK, HERRINGTON & SUTCLIFFE LLP
719 SECOND AVENUE
SUITE 900
SEATTLE, WA 98104
tel 206-839-4300
fax 206-839-4301
WWW.ORRICK.COM

June 10, 2003

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal submitted by Mike Fleming for inclusion in the 2003 proxy statement of Alcide Corporation

Ladies and Gentlemen:

Our client, Alcide Corporation (the "Company" or "Alcide"), has received a shareholder proposal (the "Proposal") from Mr. Mike Fleming, which was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with the 2003 annual meeting of stockholders (the "2003 Proxy Materials").

We hereby notify the Securities and Exchange Commission (the "Commission") and Mr. Fleming of the Company's intention to exclude the Proposal from its 2003 Proxy Materials for the reasons set forth below. We request that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Alcide excludes the Proposal from its 2003 Proxy Materials.

We enclose for filing with the Commission, pursuant to Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

1. The original and five copies of this letter, which includes a statement of the reasons why the Company believes exclusion of the Proposal from the 2003 Proxy Materials is proper in this case;

2. Six copies of the Proposal and Mr. Fleming's supporting statement, dated May 2, 2003, which is attached hereto as Exhibit A; and

3. Six copies of all other correspondence relating to the Proposal between the Company and Mr. Fleming, which is attached hereto as Exhibit B.

THE PROPOSAL

On May 2, 2003, the Company received the Proposal from Mr. Fleming for consideration at the Company's 2003 annual meeting of stockholders. The Proposal, if adopted, would mandate that the Company implement two policies on or before the earlier of (a) the Company's first annual meeting



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of stockholders after January 15, 2004 and (b) October 31, 2004. The material components of the Proposal are set forth in numbered paragraphs 1 through 3 below. For purposes of this letter, the text set forth in paragraph 1 is referred to as "Part One" of the Proposal and the text set forth in paragraphs 2 and 3, together with the criteria that Mr. Fleming defines as mandatory consideration criteria for the compensation committee, is referred to as "Part Two" of the Proposal.

1. "Each member of the Compensation Committee of the Company must be a member of the Board of Directors of the Company and must otherwise be independent as defined in the U.S. Securities and Exchange Commission (SEC) Final Rule entitled "STANDARDS RELATING TO LISTED COMPANY AUDIT COMMITTEES" as that rule became effective April 25, 2003 and any amendments to that definition as the SEC may adopt.

   The term executive officer shall have the meaning set forth in Rule 3b-7 under the Securities Exchange Act of 1934."

2. "In considering compensation criteria, including salary or wage, bonus and stock option levels for the Company's executive officers, the Compensation Committee shall exercise its discretion in establishing compensation criteria, but shall consider the relationship between compensation for work under the authority and control of each individual, and the shareholder benefit produced by that individual's work, to ensure that corporate insiders are rewarded in proportion to their contribution to shareholder benefit, and that appropriate long-term objectives are communicated to executive officers."

3. "In considering 'shareholder benefit', the Compensation Committee *shall* give preference to objective, measurable, long-term criteria under the control of each officer such as the factors listed below, rather than short-term changes in share price." (Emphasis added.)

The final paragraph of the Proposal goes on to define, in mandatory terms, the elements of "shareholder benefit" to which the compensation committee must give "preference." These elements are discussed below under the summary of bases for exclusion of Part Two.

SUMMARY OF BASES FOR EXCLUSION

The Company believes it may properly omit Part One of the Proposal from the 2003 Proxy Materials pursuant to Commission Rule 14a-8(i)(6), on the basis that it is not within the Company's power to implement these portions of the Proposal, and that Part Two of the Proposal may be omitted from the 2003 Proxy Materials pursuant to Commission Rule 14a-8(i)(3) because it is vague, indefinite and potentially misleading.



1. The Company lacks the power to implement Part One, and Part One may therefore be excluded under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." Part One of the Proposal would impose new qualifications for membership on the Compensation Committee of the Company's board of directors, and could therefore only be implemented if a sufficient number of qualified directors (as defined in the Proposal) were elected. The Company lacks the power to implement Part One because neither the Company nor its board of directors can guarantee that the stockholders will elect enough directors with the particular attributes to staff the compensation committee.

As a Delaware corporation, the Company is governed by Delaware law. The election of directors of a Delaware corporation is exclusively within the province of the stockholders, with the exception that the board may fill a vacancy. The officers and directors of the Company do not, under Delaware law, have the power or legal right to mandate election of any particular candidate or candidates. The board can recommend a slate of one or more candidates for open directorships to be chosen by stockholders at the annual meeting, but it cannot ensure that the stockholders will elect these candidates.

Shareholder proposals requiring board committee members to possess certain characteristics are excludable under a longstanding Staff interpretation that it is beyond the corporation's power to ensure election of a particular person or type of person to the board of directors. The proposal at issue in *Archon Corp.* (avail. March 16, 2003) was similar to Part One of the Proposal, in that it required that the board take "such action as may be necessary" to ensure that the executive, audit and compensation committees be established consisting entirely of independent directors, as defined "by the national stock exchanges and/or the Securities & Exchange Commission." In its decision not to recommend enforcement action for exclusion of the proposal, the Staff noted that it is not within the board's power to ensure the election of individuals as directors who meet specified criteria. Similarly, in a recent no-action letter issued to I-many, Inc. (avail. April 4, 2003), the proponent submitted a mandatory proposal that the company's Compensation Committee be comprised of non-management directors (and that a non-director shareholder be permitted to observe committee meetings). The Staff again concurred that the proposal could be excluded in reliance on Rule 14a-8(i)(6).

These decisions are consistent with a long line of Staff interpretations concurring that shareholder proposals requiring election of directors possessing particular attributes are beyond a corporation's power to implement. See, e.g., *American Tel. & Telegraph Co.* (avail. Dec. 13, 1985) and *U.S. West, Inc.* (avail. Dec. 22, 1993) (decided under the predecessor provision to Rule 14a-8(i)(6)). See also *Bank of Amer.* (avail. Feb. 20, 2001); *Marriott Int'l, Inc.* (avail. Feb. 26, 2001) and *Farmer*


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Bros. Co. (avail. Oct. 15, 2002). Each of these decisions was issued in response to the registrant's letter emphasizing that, while a corporation's current board may nominate a slate of candidates in an election of directors, it cannot dictate the results of the election and, therefore, would lack the power to implement the proposal if it were passed.

Part One of the Proposal is analogous to the proposals at issue in *Archon Corp.* and *I-Many, Inc.* in that, if passed, it would impose a mandate on the corporation with respect to the election of directors. On the other hand, similar proposals that provide exceptions for contingencies outside of the corporation's control do not suffer from the same defect. For example, a proposal submitted for inclusion in General Electric's proxy statement recommended that "strictly independent directors be nominated by the board for key board committees *to the fullest extent possible.*" (Emphasis added.) The Staff determined that this proposal was not excludable. *General Electric Co.* (avail. Feb. 5, 2003). Similarly, a proposal that "urge[d]" the board of directors to adopt a policy requiring all members of the compensation and nominating committee to be independent contained a proviso that compliance was excused during periods in which the board did not contain enough independent directors to serve on the committee. In that case, the Staff also determined that Rule 14a-8(i)(6) did not permit the registrant to exclude the proposal. *Murphy Oil Corp.* (avail. March 10, 2002). See also *EMC Corp.* (avail. March 10, 2002)(refusing a request for no-action letter to exclude a proposal requesting that audit, nominating and compensation committees be composed entirely of independent directors "when sufficient independent Directors are elected.")

As the Staff noted in Staff Legal Bulletin No. 14 (July 31, 2001), shareholder proposals containing mandatory requirements are less likely to withstand challenges based on the factors set forth in Rule 14a-8. Because Part One of the Proposal is worded as a mandatory requirement without any exception for contingencies outside the Company's control, it is not within the Company's power to implement. A shareholder proponent can often easily cure this defect by rewriting the proposal in precatory language. The *General Electric*, *Murphy Oil Corporation* and *EMC Corporation* decisions demonstrate that a proposal addressing the independence of committee members is not excludable if it contains appropriate carveouts. Based on this analysis, the Company advised Mr. Fleming in two separate letters (one dated May 9, 2003 and the other dated May 22, 2003) to revise his proposal into a recommendation to the board of directors rather than an absolute mandate. In his response email dated May 9, 2003 and letter dated May 28, 2003, Mr. Fleming specifically declined to make the suggested revisions.

Because Part One of the Proposal, as currently worded, would require the Company to take action that is outside of its power, and because Mr. Fleming has rejected the Company's suggestion to revise the mandatory language, we have advised the Company that Part One of the Proposal is excludable from the 2003 Proxy Materials under Rule 14a-8(i)(6).



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2. Part Two is so vague as to render it impossible to implement, and it may therefore be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to exclude a shareholder proposal, its accompanying supporting statement, or any portion thereof, to the extent that it is contrary to any of the Commission's proxy rules. Registrants are prohibited under Rule 14a-9 from including any materially false or misleading statements in their proxy materials. The Staff has held in certain cases that a shareholder proposal or a portion thereof meets the definition of false and misleading where the language of the proposal is so vague and indefinite that "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992); see also *Revlon, Inc.* (avail. March 13, 2001) and *Wal-Mart Stores, Inc.* (avail. April 2, 2001).

The Staff has historically permitted the exclusion of a proposal under Rule 14a-8(i)(3) (and its predecessor provision) on the basis that the proposal purports to impose standards on the corporation or its board of directors, where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (avail. Dec. 27, 1988); *Jos. Schlitz Brewing Co.* (avail. March 21, 1977). The method for determining "shareholder benefit" that would be required under Part Two of the Proposal is vague, and its meaning is susceptible to multiple interpretations; it is therefore excludable from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

Part Two demands, first and foremost, that the Compensation Committee "*shall* give preference to objective, measurable, long-term criteria." (Emphasis added.) One interpretation of this requirement is that members of the Compensation Committee must balance a variety of criteria, assigning more weight to those that are objective and can be quantitatively measured. If this is the correct interpretation, the Proposal provides no guidance as to how much priority should be accorded to these objective criteria over other criteria, nor does it specify whether one criterion should be accorded greater weight if it meets more than one of the three conditions (objectivity, measurability, and long-term scope). Alternatively, the quoted language might require that, when the Compensation Committee can identify criteria that are objective and measurable, these must override other criteria completely.

Neither the Proposal nor the supporting statement provide any guidance as to how to interpret the first sentence of Part Two. The Company would, therefore, have no assurance that the actions it took under the Proposal would be the actions that Mr. Fleming – or the shareholders voting on the Proposal – envisioned. As a result of the ambiguous language, it is not possible to divine the meaning of Part Two, and Part Two is therefore excludable in its entirety under Rule 14a-8(i)(3). See *Wendy's Int'l* (avail. Feb. 6, 1990).



In addition to the overall ambiguity of Part Two, several of the six criteria set forth therein are internally contradictory and too vague to provide meaningful guidance. Each of the criteria set forth in paragraphs (b), (c), and (d) is so subjective and vague as to be inconsistent with Mr. Fleming's purported ideal of mandating objective, measurable standards.

Paragraph (b) demands that the Compensation Committee consider, in setting executive compensation, whether the executive has engaged in "[p]rudent use of debt to maintain financial flexibility." The Proposal gives no indication of how to measure prudence, or how much "financial flexibility" is enough. As a consequence, it would be impossible for the committee to know how to measure an executive's compliance with this requirement. Furthermore, decisions about the appropriate level of corporate debt are within the purview of the officers, who are charged under Delaware law with making operational decisions for the corporation. It would be difficult for Mr. Fleming to articulate a specific, mandatory standard that did not interfere with the ability of the Company's officers to exercise their business judgment.

Paragraph (c) requires "[i]ncreasing GAAP shareholder equity without incurring short-term risk." This paragraph is misleading for two distinct reasons. First, it implies that the Company's executive officers should not incur any short-term risk – a business impossibility. It is misleading and nonsensical to imply to the stockholders that it might be possible to operate the Company without any short-term risk. Furthermore, the criterion itself is too vague to interpret, as there is no clearly defined metric by which the Compensation Committee can identify short-term risk or measure its impact for the purposes of making its compensation decisions.

Paragraph (d) requires that, in setting the salary of the Company's executives, the committee consider "[h]igh earnings per share based on *conservative accounting* and with appropriate consideration for the source of high earnings." (Emphasis added.) The Company's financial statements are currently prepared on the basis of U.S. generally accepted accounting principles ("GAAP"); the language of paragraph (d) seems to mandate a different accounting method without defining the alternative method or justifying why GAAP is insufficient. Without further explanation, the Company would not know how to comply with this mandate to achieve high earnings through "conservative accounting," and therefore would be at a loss as to how to fulfill the requirements imposed if the Proposal were passed by the stockholders.

If the Proposal were to require the Company to change its accounting method, it would contradict the Commission's standards governing the form and content of financial statements in periodic reports and in registration statements filed with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Under Rule 4-01(a)(1) of Regulation S-X, "financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate" for purposes of Securities Act and Exchange Act liability. If the Proposal mandated a different accounting method, the

Company would be forced to incur the obligation to prepare two sets of financial statements. This would be a burdensome and expensive task and a use of corporate resources that could be perceived as wasteful. Alternatively, management would face the difficult task of choosing between compliance with a mandate imposed by the Commission, and compliance with a contradictory mandate imposed by its stockholders. Similar to the portion of the Proposal mandating "prudent use of debt," the portion mandating "conservative accounting" also attempts to micro-manage, at the shareholder level, business decisions that are within the discretion of the directors and officers under Delaware corporate law.

In addition, the Proposal's differentiation on source of earnings raises a host of interpretation questions. Should the Compensation Committee ignore, or merely discount, results that are not a "proper" source of earnings? How would an officer decide whether a source is "proper" within the meaning of the Proposal? The example that Mr. Fleming provides to elaborate on the recommendation in paragraph (d) compounds the confusion. The example states that "using shareholder cash to repurchase shares (increasing EPS) at high market to book ratios is not a good use of cash unless there are no good internal investment options." Mr. Fleming fails to specify how to identify "good" internal investment options in compliance with the Proposal. As a practical matter, the merits of any particular investment option depend on a number of factors not mentioned in the Proposal, including the relative merits of other options available to the Company at the time the opportunity is being considered. By failing to include any specific method of determining a "good" option, and failing to mention the multitude of factors that could bear on such a determination, this reference could mislead a shareholder into the mistaken belief that he or she is voting in favor of an objective, measurable standard when in fact none has been provided in the Proposal.

The Staff confronted the issue of a shareholder proposal that imposed highly subjective criteria on the registrant in its *Schlitz Brewing* no-action letter. As noted in that decision, determinations made pursuant to these types of subjective criteria must be made "without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." In other words, a proposal is excludable to the extent that it is "so inherently vague and indefinite that the shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what conditions or measures the company would take in the event the proposal were implemented." Such is the case with Part Two.

In a letter dated May 22, 2003, the Company suggested to Mr. Fleming that several of the mandatory criteria listed in Part Two were so vague as to make it difficult, if not impossible, for the Compensation Committee to implement them if the Proposal were passed. Mr. Fleming disagreed with this conclusion in his March 29, 2003 response and declined to revise or remove any of the referenced criteria, stating that he did not believe the criteria were vague. Because the Company would not be able to determine with any measurable certainty what is required by the above-

mentioned portions of the Proposal, and Mr. Fleming has refused the Company's request to clarify these portions, we have advised the Company that Part Two may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

3. Part Two contains false and misleading statements that are excludable under Rule 14a-8(i)(3).

In addition to being vague and indefinite, Part Two contains several statements that are either patently false or that imply falsehoods without any further explanation. Commission Rule 14a-9 prohibits the Company from including any false or misleading statement in its proxy materials, and from omitting any material fact that is necessary to prevent the statements in the proxy materials from being false or misleading. The Company cannot, therefore, include the Proposal's false statements in its 2003 Proxy Materials, nor can it include the statements that imply falsehoods without the necessary explanations.

As detailed below, paragraphs (c) and (d) of Part Two contain language suggesting that the Company has engaged in improper business and accounting practices. Mr. Fleming has included these inflammatory references despite the fact that he does not articulate any reason to suspect that the Company has or would engage in these types of practices; without further explanation based on relevant facts, these references could unfairly cast a cloud of suspicion over the Company and its management. For this reason, it would be misleading to the reader if these paragraphs were included in the 2003 Proxy Materials.

In reference to increases in shareholder equity and the method of obtaining such increases, paragraph (c) states that "high rate of increase, absent gamesmanship, is better." This is misleading to stockholders because it implies that the Company or its officers have engaged in "gamesmanship" in the past, without defining what is meant by the term. In the current environment of corporate scandals, readers are likely to read such references as an implication that the Company's financial statements have somehow been manipulated. Such an implication would be misleading, as well as potentially harmful to the Company. The reference of "gamesmanship" in paragraph (d) is also misleading, for the same reasons.

Similarly, paragraph (d) points out that "'channel stuffing' is not a proper source of earnings." This reference could raise the question of inappropriate business practices at Alcide, despite the fact that there is no reason to suspect that the Company has engaged in such activity. If printed in the 2003 Proxy Materials, this reference could mislead the reader in violation of Rule 14a-9.

CONCLUSION

For the reasons set forth above, the Company intends to omit the Proposal from its 2003 Proxy Materials. The Company respectfully requests that the Staff confirm that it will not recommend any


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enforcement action to the Commission if the Company excludes the Proposal from its 2003 Proxy Materials.

The Company intends to release definitive copies of its 2003 Proxy Materials to its stockholders on or about September 5, 2003, and anticipates that a draft will be finalized for printing on or about August 13, 2003. Accordingly, your prompt review of this matter would be greatly appreciated.

If you have any questions about this matter or would like any additional information, do not hesitate to call me at (206) 839-4320. Additionally, should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's final determination. I would appreciate receiving a copy of the Staff's response to this request by fax at (206) 839-4301 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

Stephen M. Graham

cc: Joseph A. Sasenick, Alcide Corporation
Mike Fleming, 11860 Kemper Road #3, Auburn, CA 95603

DOCSPNW1:32832.4
14009-2 PMA

EXHIBIT A

Proposal Regarding Compensation Committee Independence and Standards

The Board of Alcide, Inc. ("Company") shall implement the following on or before the earlier of the Company's first annual shareholders meeting after January 15, 2004, or October 31, 2004.

1. Each member of the Compensation Committee of the Company must be a member of the Board of Directors of the Company and must otherwise be independent as defined in the U.S. Securities and Exchange Commission (SEC) Final Rule entitled "STANDARDS RELATING TO LISTED COMPANY AUDIT COMMITTEES" as that rule became effective April 25, 2003 and any amendments to that definition as the SEC may adopt.

The term executive officer shall have the meaning set forth in Rule 3b-7 under the Securities Exchange Act of 1934.

2. In considering compensation criteria, including salary or wage, bonus and stock option levels for the Company's executive officers, the Compensation Committee shall exercise its discretion in establishing compensation criteria, but shall consider the relationship between compensation for work under the authority and control of each individual, and the shareholder benefit produced by that individual's work, to ensure that corporate insiders are rewarded in proportion to their contribution to shareholder benefit, and that appropriate long-term objectives are communicated to executive officers.

3. In considering "shareholder benefit", the Compensation Committee shall give preference to objective, measurable, long-term criteria under the control of each officer such as the factors listed below, rather than short-term changes in share price:

(a) High return on shareholder equity without respect for use of leverage, i.e. earnings divided by total capitalization of debt plus equity (higher return is better),

(b) Prudent use of debt to maintain financial flexibility (low debt is better),

(c) Increasing GAAP shareholder equity without incurring short-term risk; e.g. depletion of inventories to increase cash may leave the Company unable to fill orders in future periods (high rate of increase, absent gamesmanship, is better),

(d) High earnings per share based on conservative accounting and with appropriate consideration for the source of high earnings; e.g. using shareholder cash to repurchase shares (increasing EPS) at high market to book ratios is not a good use of cash unless there are no good internal investment options, and "channel stuffing" is not a proper source of earnings (higher earnings per share is better, absent gamesmanship),

(e) Maintenance of high gross margin and/or high net earnings through vigilant cost control of COGS, SG&A, etc. (low cost is better),

(f) Other long-term criteria that measurably increases or conserves the earning power of shareholder's investment that, in the opinion of the Committee, increases the value of that investment, may be used.

Statement in Support of Proposal:

This proposal requires first that Alcide's Board assign only its "independent" directors to the Compensation Committee to avoid insider's setting their own paychecks, and second that those directors formulate incentive plans for Company officers based on measurable, shareholder-friendly criteria. The proposal seeks to generate and maintain profit for shareholders by aligning officer's pay with the results each produces.

EXHIBIT B

Correspondence Relating to the Proposal

MIKE FLEMING

11860 Kemper Road #3, Auburn, CA 95603, 530.823.6917, fax 530.823.5518 email: mefleming@ucdavis.edu

John Richards, Corporate Secretary
Alcide Corporation
8561 154th Avenue NE
Redmond, WA 98052

May 2, 2003

Re: Shareholder Proposal

Dear John,

Attached please find a shareholder proposal to be put to a vote of the shareholders, to include on our upcoming proxy statement. I submit this under Rule 14a-8 of the Securities Exchange Act of 1934. The proposal, if enacted by shareholders, is a requirement that the Board of our company take action to assure that the Compensation Committee is independent, and that it sets pay for certain insiders using shareholder-friendly criteria. This criteria is worded to be sufficiently broad that formulae can be devised for each executive officer relating compensation proportionately to the benefit the officer produces, but specific enough that the Committee will focus on measurable return-oriented metrics. This is intended to prevent corporate officers from influencing their own pay in ways that would be adverse to shareholder benefit.

The attached Proposal contains 434 words according to the Microsoft Word's "word count" function, and the Support Statement contains 63 by the same measure, for a total of 497 words.

I have been the beneficial owner of more than $2,000 in market value of Alcide, Inc. common shares for over one year as evidenced by the attached statements from the "record" holder of a portion of my Alcide holdings. I intend to keep these shares at least through the date of our next shareholder's meeting. I have additional Alcide shares in another account as well, and though given company performance, I may elect to reduce my exposure to Alcide in that account, I will remain an owner of more than $2,000 in market value of company shares (barring Alcide becoming a penny stock in that time, of course).

This submittal is being transmitted via Federal Express Overnight Delivery, air-bill number 8385 1045 8463, on the date above, so it should be received on or before May 6, 2003, the deadline stated in last year's proxy as the deadline for shareholder proposals to be included in the upcoming proxy statement.

If you believe the proposal should not be included in our next proxy statement, or if you feel it should be amended in any way, I am happy to discuss that. Please feel free to notify me at the above address.

Sincerely,



Mike Fleming
Shareholder

Proposal Regarding Compensation Committee Independence and Standards

The Board of Alcide, Inc. (Company) shall implement the following on or before the earlier of the Company's first annual shareholders meeting after January 15, 2004, or October 31, 2004.

1) Each member of the Compensation Committee the Company must be a member of the Board of Directors of the Company and must otherwise be independent as defined in The U.S. Securities and Exchange Commission (SEC) Final Rule entitled "STANDARDS RELATING TO LISTED COMPANY AUDIT COMMITTEES" as that rule became effective April 25, 2003 and any amendments to that definition as the SEC may adopt.

The term executive officer shall have the meaning set forth in Rule 3b-7 under the Securities Exchange Act of 1934.

2) In considering compensation criteria, including salary or wage, bonus and stock option levels for the Company's executive officers, the Compensation Committee shall exercise its discretion in establishing compensation criteria, but shall consider the relationship between compensation for work under the authority and control of each individual, and the shareholder benefit produced by that individual's work, to ensure that corporate insiders are rewarded in proportion to their contribution to shareholder benefit, and that appropriate long-term objectives are communicated to executive officers.

3) In considering "shareholder benefit", the Compensation Committee shall give preference to objective, measurable, long-term criteria under the control of each officer such as the factors listed below, rather than short-term changes in share price:

a) High return on shareholder equity without respect for use of leverage, i.e. earnings divided by total capitalization of debt plus equity (higher return is better),
b) Prudent use of debt to maintain financial flexibility (low debt is better),
c) Increasing GAAP shareholder equity without incurring short term risk; e.g. depletion of inventories to increase cash may leave the company unable to fill orders in future periods (high rate of increase, absent gamesmanship, is better),
d) High earnings per share based on conservative accounting and with appropriate consideration for the source of high earnings; e.g. using shareholder cash to repurchase shares (increasing EPS) at high market to book ratios is not a good use of cash unless there are no good internal investment options, and "channel stuffing" is not a proper source of earnings (higher earnings per share is better, absent gamesmanship),
e) Maintenance of high gross margin and/or high net earnings through vigilant cost control of COGS, SG&A, etc. (low cost is better),
f) Other long term criteria that measurably increases or conserves the earning power of shareholder's investment that, in the opinion of the Committee, increases the value of that investment, may be used.

Statement in Support of Proposal:

This proposal requires first that Alcide's Board assign only its "independent" directors to the Compensation Committee to avoid insider's setting their own paychecks, and second that those directors formulate incentive plans for Company officers based on measurable, shareholder-friendly criteria. The proposal seeks to generate and maintain profit for shareholders by aligning officer's pay with the results each produces.

Mike Fleming
11860 Kemper Road #3, Auburn, CA 95603
530) 823-6917 fax 530) 823-5518 email: mefleming@ucdavis.edu

Thomas L. Kempner
Loeb Partners Corp.
Via fax @ 212) 574-2001

Bill Spears
Spears, Grisanti & Brown LLC
Via fax @ 212) 218-5335

Charles A. Baker
4830 Province Line Road
Princeton, NJ 08540

Re: Shareholder Proposal

Gentlemen,

Attached for your feedback is a proposal submitted to Alcide for inclusion on its annual proxy mailer for a shareholder vote. As a shareholder and member of the Board, I would like to hear your views on whether the measure is supportable as written, and if you see areas where the focus could better serve shareholders. Also attached is a part of the analysis that prompted the proposal.

Briefly, the measure does two things. First, it defines independence for the Compensation Committee (CC) in the same terms as for the recent SEC requirements for Audit Committee membership. This is a sort of bookkeeping efficiency. Second, the proposal gives the CC specific direction to measure performance from long-term accounting-driven metrics, but with careful attention to correct for long-term effects of management decisions that are adverse to shareholders. E.g. gaming of assets to produce better EPS, like running down inventory, that could prove disastrous in coming quarters negates the short term EPS effect for purposes of management compensation.

Your thinking on these metrics-driven performance criteria is especially appreciated.

Due to SEC time constraints for inclusion on the proxy, I will need your feedback within a few days if it is to be included in the final form of the proposal. I expect to hear from Mr. Sasenick about the time you get this, after which there will be, perhaps, 10 days maximum to submit the revised proposal wording, unless management waives the deadline. Your time is much appreciated, as is your analysis. Thank you for both.

Sincerely,



Mike Fleming
Fellow Shareholder

Proposal Regarding Compensation Committee Independence and Standards

The Board of Alcide, Inc. (Company) shall implement the following on or before the earlier of the Company's first annual shareholders meeting after January 15, 2004, or October 31, 2004.

1) Each member of the Compensation Committee the Company must be a member of the Board of Directors of the Company and must otherwise be independent as defined in The U.S. Securities and Exchange Commission (SEC) Final Rule entitled "STANDARDS RELATING TO LISTED COMPANY AUDIT COMMITTEES" as that rule became effective April 25, 2003 and any amendments to that definition as the SEC may adopt.

The term executive officer shall have the meaning set forth in Rule 3b-7 under the Securities Exchange Act of 1934.

2) In considering compensation criteria, including salary or wage, bonus and stock option levels for the Company's executive officers, the Compensation Committee shall exercise its discretion in establishing compensation criteria, but shall consider the relationship between compensation for work under the authority and control of each individual, and the shareholder benefit produced by that individual's work, to ensure that corporate insiders are rewarded in proportion to their contribution to shareholder benefit, and that appropriate long-term objectives are communicated to executive officers.

3) In considering "shareholder benefit", the Compensation Committee shall give preference to objective, measurable, long-term criteria under the control of each officer such as the factors listed below, rather than short-term changes in share price:

a) High return on shareholder equity without respect for use of leverage, i.e. earnings divided by total capitalization of debt plus equity (higher return is better),
b) Prudent use of debt to maintain financial flexibility (low debt is better),
c) Increasing GAAP shareholder equity without incurring short term risk; e.g. depletion of inventories to increase cash may leave the company unable to fill orders in future periods (high rate of increase, absent gamesmanship, is better),
d) High earnings per share based on conservative accounting and with appropriate consideration for the source of high earnings; e.g. using shareholder cash to repurchase shares (increasing EPS) at high market to book ratios is not a good use of cash unless there are no good internal investment options, and "channel stuffing" is not a proper source of earnings (higher earnings per share is better, absent gamesmanship),
e) Maintenance of high gross margin and/or high net earnings through vigilant cost control of COGS, SG&A, etc. (low cost is better),
f) Other long term criteria that measurably increases or conserves the earning power of shareholder's investment that, in the opinion of the Committee, increases the value of that investment, may be used.

Statement in Support of Proposal:

This proposal requires first that Alcide's Board assign only its "independent" directors to the Compensation Committee to avoid insider's setting their own paychecks, and second that those directors formulate incentive plans for Company officers based on measurable, shareholder-friendly criteria. The proposal seeks to generate and maintain profit for shareholders by aligning officer's pay with the results each produces.

Alcide CORPORATION
8561 154th Avenue NE, Redmond, WA 98052 425-882-2555 Fax: 425-861-0173

Joseph A. Sasenick
Chairman
Chief Executive Officer

May 9, 2003

Mr. Mike Fleming
11860 Kemper road #3
Auburn, CA 95603

Dear Mr. Fleming:

Thank you for sending your proposal for inclusion in the 2003 Proxy Statement with regards to Alcide's Compensation Committee.

You are probably aware that the Sarbanes Oxley Act makes many provisions to ensure the independence of the compensation committee and in fact, we follow many of these provisions presently and will continue to monitor and adopt the provisions as they are suggested and/or required by Sarbanes, including the development of a compensation committee charter. The Act does not require a written charter for the compensation committee, although it is our intention at this time to define the parameters and indeed put them in the form of a written charter. Final requirements have not yet been established and are not anticipated until late next year, however, the main focus of the Act as it relates to the compensation committee is to ensure that the members are independent and thus, make unbiased decisions with regards to compensation and stock option awards. It was never the intent of Sarbanes Oxley to define, in such limiting dimensions, as does your proposal, by what criteria a company will compensate its officers.

Quite frankly, we believe the protections provided under the Sarbanes Oxley Act as proposed are sufficient, although they do not cover the metrics included in your proposal. Our preference would be that you review your proposal.

If you do want to proceed with your proposal, I must inform you that it was not submitted in the required format. It is my understanding that the proposal should request, not direct the board to take action as it may conflict with the boards' other responsibilities. You may put your proposal in the required format and resubmit it if you wish. Since you did mail your proposal prior to the May 6th deadline, we will accept the resubmission, assuming you do not wish to withdraw your proposal.

Thanks again for your concern and interest.

Best regards,



Joseph A. Sasenick
Chairman/CEO

From: Mike Fleming [mefleming@ucdavis.edu]
Sent: Friday, May 09, 2003 5:25 PM
To: Elizabeth Hill; John Richards
Subject: Re: Shareholder Proposal

Joe,
Thanks for your email below. I tried to follow Rule 14a-8 fairly closely so as not to waste anybody's time. And I tried to word the proposal so as to both allow reasonable latitude for the committee and preclude a committee that destroys a company with new accounting fads (e.g. the silly metrics used by dot-com boards to award compensation on criteria that had nothing to do with enterprise value; Mattel has undergone reconstructive surgery as just one example of derailing by aiming at frivolous metrics, and there are many more egregious examples both in and out of court).

The discrepancy you cite is "*It is my understanding that the proposal should request, not direct the board to take action as it may conflict with the boards' other responsibilities.*" The rule, paraphrased is "***Rule 14a-8 -- Proposals of Security Holders :***
This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.
a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement *that the company and/or its board of directors take action...*" (Non-italics mine).

As I read the above, a requirement for the Board to take a particular action is within the purview of a shareholder proposal. If you read that differently, please let me know.

As to the "*...may conflict...*" portion of your exception, I would appreciate your elaboration on that. Certainly the Board may now transact business in a variety of areas that encompass compensation, and this proposal would require that to be otherwise as to executive officers as defined. But requiring the Board to amend its processes doesn't, in my opinion, "conflict" with requisite duties. Certainly I am open to suggestion as to any problem the proposal might create, as I am not interested in seeing my investment erode through mandate of inefficient process or bad governance, but rather the contrary. Please let me know any examples of this conflict that may apply. If I've missed something, I will certainly entertain revisions or withdrawal as appropriate.

Also, you mentioned that the metrics used in the proposal are "limiting." I'm concerned about your ideas on this. If you see limits in the suggested metrics I would like to remove those for the same obvious reasons as with conflict. Please let me know any examples of limits you feel the proposal places.

Thank you for this opportunity to discuss the proposal and eliminate any problems it may create.

Sincerely,
Mike Fleming
Shareholder

Alcide CORPORATION
8561 154th Avenue NE, Redmond, WA 98052 425-882-2555 Fax: 425-861-0173

Joseph A. Sasenick
Chairman
Chief Executive Officer

May 22, 2003

Mike Fleming
11860 Kemper Road #3
Auburn, CA 95603

Copy sent via e-mail: mefleming@jps.net

Dear Mr. Fleming:

We have received your proposed submission for the Alcide Corporation proxy statement and your email dated May 9, 2003 in response to my email and letter to you and the letter you sent to individuals on our Board of Directors. I am writing to elaborate further on my concerns with your proposal in the hopes that we can work together to determine whether it is appropriate for inclusion in the proxy. As described below in greater detail, we believe that your submission as written does not comply with the proxy statement requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related rules adopted by the Securities Exchange Commission ("SEC"). In this letter I have outlined some suggestions for revising certain portions of the submission in order to comply with Exchange Act requirements and deleting others.

Please note that, although we are willing to work with you on the wording of your submission if you decide that you still want to submit it, we may also decide to seek a no-action letter from the SEC to allow us to exclude the submission, or certain parts of it, from our proxy statement on the grounds described in this letter or on any other valid basis for such action.

Please note that your submission contains two proposals. The first proposal, if adopted, would require the corporation to ensure that the compensation committee be composed entirely of members who meet the definition of independence adopted by the SEC for audit committee members. The second proposal, if adopted, would require the compensation committee to consider certain specific criteria in setting executive compensation.

SEC Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholders' meeting. Your submission contains a procedural defect according to the proxy rules because it includes two proposals. Alcide is required to notify you of procedural

defects within 14 days after we receive your proposal, and provide you with an opportunity to correct your submission. We received your proposal on May 2, 2003, and therefore we have missed the deadline for notifying you of this defect. We ask, however, that you consider voluntarily reducing your submission so that it contains only one proposal as contemplated by the proxy rules.

I would also like to call your attention to some substantive issues with the proposals you submitted. This may provide some valuable insight as you are making your decision about which proposal you would like to submit for inclusion in the proxy.

The first component of your submission relates to the composition of Alcide's audit committee. SEC Rule 14a-8(i)(2) permits a company to omit a proposal from its proxy statement if the implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. As you know, Alcide is incorporated in Delaware. Like the law of most states, Delaware law reserves to the shareholders of a corporation the right to elect the corporation's directors. The officers and directors of the corporation do not have the power or legal right to mandate election of any particular candidate or candidates. As a result, the corporation would not have the power to implement your proposal that certain members of the board of directors have specific attributes. We can only recommend a slate of one or more candidates for open directorships, not ensure that the shareholders will elect these candidates.

We believe that, for the reasons set forth above, it would be appropriate for you to withdraw this proposal. Unless you withdraw the submission voluntarily, we plan to seek a no-action letter from the SEC to allow us to exclude this portion of your submission from the Alcide proxy statement on the basis of Rule 14a-8(i)(2). You will be glad to hear, however, that it may be possible to revise and resubmit your proposal in a manner that cures this substantive problem. If this proposal were worded as a recommendation, rather than as a mandatory requirement, it would then represent a task that the company could implement without concern about violating Delaware law. For example, you could revise the proposal to contain a shareholder recommendation that the company, *to the fullest extent possible*, appoint members of the compensation committee who meet the SEC's independence requirements for audit committee membership.

The second component of your submission relates to the criteria that Alcide's compensation committee considers in setting the compensation of its "executive officers" (as defined in SEC Rule 3b-7). The proposal leaves ultimate discretion to the committee's members, but mandates that the committee "*shall* consider the relationship between compensation for work under the authority and control of each individual, and the shareholder benefit produced by that individual's work." (Emphasis added.) The criteria for measuring shareholder benefit are also mandated under the proposal. Although you describe the criteria in the proposal as "objective, measurable, long-term criteria," we believe that the criteria listed are inherently subjective and are so vague that it would be impossible for the members of the committee to determine whether they had complied with the requirements. I have included some specific examples of the vague language of the criteria you propose, although this is by no means an exhaustive list of the points that would be too difficult to interpret. The following terms are all subjective or vague:

- "[p]rudent use of debt to maintain financial flexibility;"
- "high rate of increase, absent gamesmanship;"
- high earnings per share, based on "conservative accounting" and with "appropriate consideration" for the source of the high earnings;
- "vigilant" cost control;
- other criteria that "measurably increases or conserves the earning power of shareholder's investment."

You mentioned in your email that you would consider withdrawing your submission, and I hope that you agree that withdrawal of the second proposal is also appropriate for the reasons set forth above. Alcide is committed to good corporate governance and we are closely monitoring the new regulatory requirements being implemented pursuant to the Sarbanes-Oxley Act of 2002 as they become effective. We believe that the protections of the Sarbanes-Oxley Act and the changes we will implement in response to these new requirements, are sufficient, even though they do not cover the metrics included in your proposal. Unless you withdraw this proposal voluntarily, we plan to seek a no-action letter from the SEC to allow us to exclude it from the Alcide proxy statement based on the fact that it would impose mandatory requirements on committee members that they would not be able to implement because the requirements are too vague.

In summary, we would like you to withdraw both of your proposals. If, on the other hand, you still wish to proceed with your submission, please consider our suggested revisions in light of the proxy requirements. If you have any questions about this letter, or about how to revise your submission, Liz Hill, my assistant, or I will be happy to assist you.

Sincerely,



Joseph A. Sasenick
Chairman and Chief Executive Officer
Alcide Corporation

Mike Fleming

11860 Kemper Road #3, Auburn, CA 95603 530.823.6917, fax 530.823.5518 email: mefleming@ucdavis.edu

Joe Sasenick
Alcide Corporation
Via fax @ 425-861-0173 5/30/03// 14:01

May 28, 2003

Re: Comp Committee Proposal

Dear Mr. Sasenick,

Regarding your letter of May 22, 2003, in which you invite me to withdraw or revise my proposed submission for the Alcide Corporation proxy statement, I would like to make the following points:

1) I believe that the submission does comply with the proxy statement requirements. Since you missed the deadline for notification of possible defects on the newly raised issues, the SEC may be unwilling under its rules to permit you to exclude the proposal from the proxy for those reasons. The requirement vs. request issue was timely raised in your 5/9/03 letter, and I doubt the SEC will find this requirement conflicts with other Board duties (especially since you have to have independent directors anyway or be delisted). If the company had specific wording changes that did not affect the substance of the proposal, I would be glad to discuss those with you.
2) There is a single proposal, relating to executive compensation. That proposal sets criteria for the compensation committee, and mandates that the compensation committee be independent as a means of ensuring unbiased application of the criteria. I doubt that the SEC would consider the requirement of independence of compensation committee members to be an appropriate grounds for exclusion of a shareholder proposal from a proxy statement.
3) The idea that requiring Alcide to have independent directors would violate Delaware law is nonsense. I doubt that the SEC would exclude the proposal from the proxy statement on the grounds that the requirement of independence of directors would cause the company to violate Delaware law.
4) The criteria are not "vague", as you state in your letter. The compensation committee is required to use "objective, measurable, long-term" criteria rather than "short-term changes in share price". The specific elements set out in the proposal are illustrative, which I believe is clear from the language ("such as the factors listed below"). The examples, by the way, are the kind of formulae used by some of our country's most preeminent corporations, like Berkshire Hathaway who has produced 20%+ compound return for about 4 decades. It is important to

have criteria that are flexible, so as to permit the compensation committee to adapt to market conditions while adopting measurable performance measures.

Since I have not seen good cause to withdraw the proposal, the company must determine whether it is going to include the proposal in the proxy statement, ask the SEC for permission to exclude it or propose additional/alternative revisions. As I have said, if the company will include the proposal, but has proposed language changes that do not harm the substance of the proposal, I am glad to work cooperatively with you and look forward to doing so. And if I see a compelling argument that it is bad for the company, I would withdraw it.

Sincerely,



Mike Fleming
Shareholder
(ORIGINAL FOLLOWS VIA MAIL)

Cc: Kempner via fax, Spears via fax, & Baker via ground delivery

Post-it® Fax Note 7671

		Date 5/30/03	# of pages ▶ 2
To THOMAS L. KEMPNER		From MIKE FLEMING	
Co./Dept. LOEB PARTNERS		Co.	
Phone #		Phone # 530) 823-6917	
Fax # 212) 574-2021		Fax # 530) 823-5518	

Post-it® Fax Note 7671

		Date 5/30/02	# of pages ▶ 2
To BILL SPEARS		From MIKE FLEMING	
Co./Dept. SPEARS, GRISANTI		Co.	
Phone #		Phone # 530) 823-6917	
Fax # 212) 218-5335		Fax # 530) 823-5518	

Mike Fleming

11860 Kemper Road #3, Auburn, CA 95603 530.823.6917, fax 530.823.5518 email: mefleming@ucdavis.edu

Joe Sasenick
Alcide Corporation
Via fax @ 425-861-0173

June 5, 2003

Re: Comp Committee Proposal

Dear Mr. Sasenick,

Regarding your letter of May 22, 2003, in which you invite me to withdraw or revise my proposed submission for the Alcide Corp. proxy statement, please consider the following:

By my analysis, Alcide has reached a sea-change shift in its circumstances, and will require a sea-change shift in its focus to compete against Eco-Lab, Bio-Cide and possibly others. As the economics of our customers and collaborators (distributors) shifts, we will need the latitude to shift as well as we lose pricing power. The old ways of defending patents and holding customers to high prices won't work, certainly not against Eco-Lab, and possibly not against others as patent cases are generally an expensive crap shoot.

In our conversation on 5/21, you mentioned your family controls about 100,000 shares of Alcide stock. You also mentioned your strategy of operating results driven by rank & file employees, coupled with your search for "home-runs," a la Novus. Although this home-run focus worked for a time several years ago, it has not worked in any reliable way for a long time. The Novus deal was clearly a sale at unsustainable prices, and won't be repeated in the competitive business climate of the next many years. And it was, in retrospect, clearly doomed to failure in time as Novus realized the cost/benefit of penetration in Sanova segments.

Our current situation (and its been this way for several years) is one of rising SG&A, falling gross margins, falling return on assets, increasing competition, and periodically disastrous distributor relationships. Cost control, while certainly receiving some focus, can't possibly be getting the attention it unarguably requires, or we wouldn't be seeing the increased SG&A as a percentage of sales or the increasing COGS. Without these regularly recurring disasters, Alcide stock would arguably be 2-4 times current levels, as our operating results would reflect the benefits and investors would respond as they always do.

To face the exigencies of the immediate and near future, we need leadership that is hard-wired to the sort of focus Alcide requires. Your focus on home-runs can generate excitement when there is a payoff, but we may be extinct before the next ball goes out of the park.

Alcide faces competitive dangers, and needs to respond starting at the leadership level. We need hard-driving, relentless attack on these important areas where our results have eroded regularly. And that will take a leader that is hard-driving and relentless in these areas.

As I have said in our discussions, I would be willing to withdraw the Comp Committee Independence Proposal for the good of the Company if I see good net benefit over the focus that targeted, independent incentive metrics would bring. I will withdraw the proposal if you will resign employment with Alcide, effective at your earliest opportunity. I understand you have an employment contract with Alcide, and have a 90 day lead time before you can terminate employment, absent agreement with the Company to the contrary. I believe you and your family will benefit from this move through substantial appreciation of your investment in Alcide stock from benefits of improved cost control, and improved relationships with agitated distributors. Additionally, you would be free to obtain employment someplace where the home-run focus is needed.

I also believe it would be better to have both independent incentive metrics and more appropriately focused leadership. That would be the best of both worlds. However, if a choice was available of one or the other, I believe that the appropriately focused management would produce results for all faster and more certainly. Therefore, I would be willing on that basis to withdraw the proposal.

If you see value in this alternative and would like to discuss any aspect of it, please feel free to call me at the above number. I look forward to a profitable future with our investment in Alcide.

Sincerely,



Mike Fleming
Shareholder

Cc: Kempner via fax, Spears via fax, & Baker via ground delivery

Post-it® Fax Note 7671	Date 6/6/03 # of pages ▸ 2
To THOMAS L. KEMPNER	From MIKE FLEMING
Co./Dept. LOEB PARTNERS	Co.
Phone #	Phone # 530) 823-6917
Fax # 212) 574-2001	Fax # 530) 823-5518

Post-it® Fax Note 7671	Date 6/6/03 # of pages ▸ 2
To BILL SPEARS	From MIKE FLEMING
Co./Dept. SPEARS, GRISANTI	Co.
Phone #	Phone # 530) 823-6917
Fax # 212) 218-5335	Fax # 530) 823-5518

Mike Fleming
11860 Kemper Road #3, Auburn, CA 95603 530.823.6917, fax 530.823.5518 email: Mike@Fleming.cc

RECEIVED
2003 JUL -1 AM 10:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

June 24, 2003

Re: Shareholder Proposal submitted by Mike Fleming for inclusion in the 2003 proxy statement of Alcide Corporation

Ladies and Gentlemen:

Alcide Corporation (the "Company" or "Alcide") has submitted a request for a no-action letter to exclude the above shareholder proposal from its upcoming proxy statement. I believe that would be inappropriate; this letter contains my rebuttal of their claims as submitted in letter from Alcide's attorneys, Orrick, et al, dated 6/10/03.

I enclose herewith the original and 5 copies of this letter, including appended supporting documents.

SUMMARY OF PURPORTED BASES OF EXCLUSION

Orrick argues 2 bases for exclusion of the proposal. First, Orrick argues that Part One[1] of the proposal is excludable pursuant to Commission Rule 14a-8(i)(6), on the basis that it is not within the Company's power to implement. Then Orrick argues that Part Two is excludable pursuant to Rule 14a-8(i)(3) because it is vague, indefinite and potentially misleading. None of Orrick's arguments were raised within the time limits placed on registrants by Rule 14a-8(f)(1), a 14-day notice of defect period; additionally *some of Orrick's arguments have **never** been raised with me as a basis for exclusion*, and all of them are baseless.

In addition to the written arguments you have received, Alcide's CEO, Joe Sasenick, discussed the proposal with me via phone on 5/20/03. He argued that the Company had independence criteria for its Compensation Committee, consisting of:

1) Committee members can not be employees,
2) may not own more than 20% of the Company's common shares,
3) may not receive more than $60,000 per year in consulting fees from Alcide.

He claimed that due to these controls on membership, the Committee was already independent, and that additional controls were being considered. One of the two-member Committee owns or controls about 18% of the Company and receives nearly $60,000 per year in consulting fees from Alcide. The SEC believes a 10% shareholder is a controlling person for most purposes, and is not independent.

[1] See Orrick's letter of 6/10/03, page 2, for segregation of the proposal into "Parts."

Numbering of specific bases to deny exclusion below follows Orrick's, except item 0.

0. All arguments are time barred, as none were raised within the 14-day notice of defect period per 14a-8(f)(1).

Rule 14a-8(f)(1) requires: "*Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*" Alcide did this on 5/9/03, with my response sent & received the same day. As you can see[2], the only defect claimed was that language of a proposal should be permissive: "*...should request, not direct the board to take action as it may conflict with the board's other responsibilities.*" This is obviously incorrect as I indicated in my response. And this argument is conspicuously absent from the claims before the SEC. No other notifications were sent within the 14 day period. Then, Alcide's letter of 5/22/03

1) Claimed there were 2 proposals, not one (also now absent from Alcide's claims),
2) Admitted they missed the 14a-8(f)(1) time requirement,
3) Presented argument #1, see below as to lack of substance, and
4) Presented the "vague & misleading" claim #2, see below as to lack of substance,

They did not offer their argument #3 at any time, see also below as to lack of substance. Rule 14a-8(f)(1) provides "*A company need not provide you such notice of a deficiency if the deficiency cannot be remedied...*" That is obviously not applicable to any of the three claims presented by Orrick. Besides being frivolous and unsubstantial, all arguments should be discarded for lack of compliance with the law.

1. The company has the power & authority to implement the proposal, therefore it is not excludable under 14a-8(i)(6).

First, Orrick argues that the proposal could only be implemented if a sufficient number of independent directors are elected, that election of directors stands with shareholders, that shareholders might not elect that sufficient number, ergo the company does not have the power or authority needed. One of two defects must be present for this logic to prevail:

1) insufficient independent directors are nominated *and this is somehow outside the power & authority of the company*, or
2) shareholders refuse to elect the required directors *and there is no remedy*.

Obviously the first defect is entirely under the power & authority of the company. And the second defect, which has been much proffered but not refuted in prior no-action cases cited by Orrick, is not valid in this case on detailed examination.

Essentially all cites offered had some version of "*...[3]directors of the Corporation are elected solely by the stockholders...*" while virtually ignoring the system of director election as the solution for feigned company impotence in supplying independents. The system consists of

---

[2] See correspondence submitted by Alcide as Exhibit B.

[3] Verbatim from *Bank of America* (avail. Feb. 20, 2001). *Archon, I-Many, AT&T, U.S. West, Marriott, & Farmer Bros.* all contain essentially equivalent arguments, although there is an occasional admission as in Orrick's letter that "*...the board may fill vacancies.*"

several checks & balances to assure adequate composition of the board, and to give reasonable assurance against abuse:

1) Company proposes a slate of directors,
2) Shareholders vote,
3) The board installs those candidates that were elected, and recognizes any vacancies that ensue from shareholder refusals to elect,
4) The board may fill any vacancies without further shareholder involvement, even if the board is down to a single director,
5) Alcide's by-laws even provide for the possibility that the entire slate of candidates might be rebuffed (or the existing board all quit, die, or otherwise be unavailable to serve), and "*If there are no directors in office, then an election of directors may be held in the manner provided by statute*[4]."
6) Delaware law goes on even further to provide for judicial remedies via the Chancery Court for the full gamut of possible failures in board staffing.

From this condensed enumeration of the system of director election process, it is obvious that there is no necessity that shareholders provide ratification of any particular director. The only thing required for success in supplying independents for board service is to propose qualified candidates, of which there is no shortage, and then fill any vacancies shareholders don't. Candidates can be elected by shareholders (as is the case in virtually 100% of corporate directors), or elected by the remaining board, or installed by other means outside of shareholder involvement. Failure to propose, of course, would be bad faith, as qualified candidates can be found by advertising in a variety of media including the company's web site, solicitation from among the existing Board's network, directing officers to compile lists, mailers to shareholders, etc., etc., etc. Even bad faith can be remedied through the courts.

According to Alcide's by-laws[4], there are 9 director seats. We currently have 4 directors seated, leaving 5 vacancies. So Alcide is in the fortuitous position, not only of having the power and authority to supply independent directors in perpetuity as enumerated above, but could do so via a conference-call-special-board-meeting at any time. In addition, Alcide's board is empowered to revise the by-laws, and therefore the number of directorships, without shareholder approval. If at any time a sudden scarcity of independent directors arose, the then-acting board could add directorships (creating vacancies) and appoint independent directors to fill the required positions.

Second, the position that the Alcide proposal may not be excluded in reliance on 14a-8(i)(6) is consistent with *Commerce Bancorp, Inc.* (avail. March 15, 2002) and *Equitable Resources, Inc.* (avail. March 18, 2002) in which proposals to transition to compensation and nominating committees, respectively, composed entirely of independent directors were found not excludable in reliance on 14a-8(i)(6). In these proposals, the companies argued[5],[6] they lacked the power to implement because they could not guarantee the election of independent directors, specifically because the board cannot control who is elected as a director by shareholders. As we have seen, this is an incorrect truncation of the true system for election.

---

[4] Alcide's by-laws provided to the applicant 6/17/03 by the Company as a result of their request for a no-action letter on this proposal.

[5] In *Commerce*, the company said, "*...the company's directors are elected by the company's shareholders.*"

[6] In *Equitable,* the company said, "*...The election of directors of a Pennsylvania corporation is exclusively within the province of the shareholders.*"

These two cases also have as a distinguishing factor, that the proposal called for a transition to independent directors as openings occur. This important breathing room for the company to adjust its current process to one requiring committees "entirely of independent directors," allows transition to overcome any procedural issues, while still mandating compliance.

Clearly Congress & the SEC no longer buy that companies can't assure election of independents. The key now is a realistic implementation date. Allowing *Equitable & Commerce* to be implemented according to "as openings occur" is no different than mandating a reasonable future specific date for Alcide. The former cases demand that a director w/ specific qualifications is present when the opening occurs, but the company has time to manage the implementation. The Alcide proposal also demands that directors w/specific qualifications are present at a specific date, but the date has been determined as reasonable for completion of this action by the SEC in interpreting Congress' desires.

Third, excluding the Alcide proposal in reliance on 14a-8(i)(6) is inconsistent with the recently published Sarbanes- Oxley Act implementation of audit committee independence. The practical impossibility of problems installing independent directors (assuming good faith and appropriate use of the system) is dramatically outweighed by the public necessity for improving corporate governance and oversight. The Alcide proposal uses the same definitions, and the same dates of implementation, as the recent audit committee requirements imposed by the SEC to address the important policy issue of executive officer compensation.

Using the SEC definitions and timetables relieves Alcide of unnecessary burdens of meeting multiple and potentially conflicting definitions of "independence" or multiple deadlines. As Alcide arranges compliance with these requirements for its audit committee, it will automatically meet and implement the requirements of this proposal. It is important to note that the most recent Alcide Proxy Statement filed in EDGAR reports that two of the three directors that serve on the audit committee also comprise the two member compensation committee. There is no reason to suppose that reasonable recruiting efforts couldn't result in a similar cross population of committees with fully qualified individuals, or that use of the vacant board seats wouldn't likewise supply the solution.

Fourth, Orrick argues that some sort of exceptions for contingencies outside Alcide's control need to be included for the Alcide proposal to comply with 14a-8(i)(6), citing *General Electric Co.* (avail. Feb. 5, 2003), *Murphy Oil Corp.* (avail. March 10, 2002) and *EMC Corp* (avail. March 10, 2002). *GE*, however did not argue 14a-8(i)(6), but instead argued the proposal was moot (14a-8(i)(10)) and that it contained false & misleading statements (14a-8(i)(3)), so arguments in *GE* are not applicable to Alcide as to 14a-8(i)(6). Similarly, EMC argued 4 bases for exclusion and not 14a-8(i)(6), and its arguments likewise would not have considered whether the company had the power & authority to implement. These cases should not be considered in this regard.

Murphy, however, did consider the standard 14a-8(i)(6) argument that shareholders elect directors, ergo the company cannot insure implementation. The SEC rejected that contention. There are two possible sources of that rejection. The proposal "urge[d]" the board to adopt the independence policy, and excused compliance when insufficient directors

were available. Whereas the board of directors is the fiduciary of the shareholder body, and the fiduciary is required to look after the beneficiaries' interests, it is inappropriate to conclude that permissive language (urged) carries any less of a mandate than "shall." The only interesting fiduciary difference[7] is whether the implementation should follow the proposal verbatim. Alcide has not argued that it would like a permissive wording so it can be ignored or significantly revised, but that wiggle room for contingencies outside company control is needed. That wiggle room is discussed above in the system of director election that Alcide has ignored.

Although I believe the proposal as written contains precisely the same latitude the SEC has approved and mandated in recent audit committee requirements for time of implementation, and for contingencies if shareholders withhold approval for some independent board candidates, if the SEC felt additional latitude was required I would be willing to discuss that.

2. The proposal is not so vague as to render it impossible to implement (14a-8(i)(3)).

Alcide argues that "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," citing *Philadelphia Electric Co.* (avail. July 30, 1992), *Revlon, Inc.* (avail. March 13, 2001), *Wal-Mart Stores, Inc.* (avail. April 2, 2001), *Hershey Foods Corp.* (avail. Dec. 27, 1988), *Jos. Schlitz Brewing Co* (avail. March 21, 1977) and *Wendy's Int'l* (avail. Feb. 6, 1990).

In *Philadelphia*, the proposal (see footnote[8]) was comically unintelligible, and therefore clearly not applicable to the Alcide proposal. Similarly the *Revlon, Inc.* proposal (see footnote[9]) would have committed the company to full implementation of a social responsibility program, the extent, and perhaps even the overall aim, of which could not be ascertained; clearly *Revlon* is also not applicable to Alcide and all arguments based on it should be discarded. And in *Wal-Mart*, the proposal (see footnote[10]) dealt with eliminating vaguely defined products unless vaguely defined testing proved safety based on undefined standards, and other vague requirements for which reasonable people could not determine

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[7] It would be unreasonable to conclude, for example, that *Murphy's* board could ignore the mandated "urging" because it might not get shareholders to vote for the independent candidates. Once having spoken, shareholders have the reasonable expectation fiduciaries will carry out their direction.

[8] Following a lengthy preamble of whereas clauses, many of which were also quite unintelligible, the proponent offered this operative phrase: "*THEREFORE BE IT RESOLVED, that a committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. ...*" I have no concept what the author is attempting to accomplish. No doubt the SEC reviewer was in a similar position.

[9] The *Revlon* proponent sought implementation of "standards," some of which were referenced by title. In researching the content of those titles the company found them to contain 180 conventions, which "*date from 1919 to the present and cover such divergent topics as the 'Seafarers Hours of Work and Manning a Ship Convention' and the ILO's 'Pakistan Soccer Ball Project' aimed at curtailing labor abuses in the manufacturing of soccer balls.*" Certainly anyone could be mislead by concluding that any specific action on soccer balls would occur at Revlon!!

[10] Proponent sought a policy to "*phase out genetically engineered crops, organisms, or products thereof from all products sold or manufactured by the company as quickly as feasible, unless long-term testing shows that they are not harmful to humans, animals, and the environment...*"

what actions equated to compliance. And again, this is not analogous or applicable to Alcide. The *Hershey* proposal sought to avoid company advertising in programming that discussed sex, contained profanity, could be construed as pornography or was sexually suggestive; again, subjects on which reasonable parents of the same child might disagree vociferously. *Schlitz* was about advertising in conjunction with programming containing "excessive and gratuitous violence." *Wendy's* sought to "eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future," but failed to define the offending measures; shareholders might think they were eliminating anything from executive employment contracts to stock splits to poison pill measures such that reasonable minds could easily disagree on what to eliminate. But clearly, Alcide deals strictly with corporate governance issues, and does so in a way as to reduce ambiguity to the sort we would expect to be resolved by the seasoned business minds assigned to the task.

In Orrick's 3rd ¶, page 5, he asserts the proposal to say, "shall give preference to objective, measurable, long-term criteria [period]," and then asks preference over what? Over criteria which cannot be quantitatively measured? Orrick's questions are answered in the same sentence of the proposal (i.e. by reading the rest of the sentence): "...rather than short-term changes in share price." The scrivener then goes on to pick the weighing process apart and assert its difficulty, as though this were somehow different in nature than the sort of weighing that compensation committees do now and are supposed to do; as though forsaking measurable criteria makes a rational outcome easier or more predictable, and as though the proposal sought to change the nature of establishing compensation . Nonsense. We have compensation committees (and seek qualified, independent help to staff them) to weigh performance and payback vs. the cost on the open market of talent to produce that performance. Suggestions that having some direction for the weighing makes the task impossible (rather than <u>no</u> mandated direction as now) are simply argumentative nonsense.

The Alcide proposal requires that the committee exercise its discretion, use measurable criteria that relates performance to shareholder benefit, and communicate the criteria to executives. The proposal further provides illustrations of criteria that might be applied to a given officer's performance. Orrick faults the proposal for "not providing any guidance as to how to interpret [the weighing process]." That weighing is precisely why we have people. It would be unreasonable to expect any mathematical formula for compensation that could be applied by any two people, arrive at precisely the same result, and do any corporation any good over any useful time period. That does not mean there can't be useful direction. The real question is whether the proposal provides useful guidance to reasonable business minds for developing and applying criteria the proposal mandates.

The failure of analogy based on citation of these clearly vague to unintelligible proposals on social engineering is palpable, and should be rejected.

I was once told by an attorney, "If the facts are in your favor, argue the facts; if the law is in your favor, argue the law; if neither the facts nor the law are in you favor, just argue." That brings us to Orrick's pages 6 and 7. The series of arguments presented here must lead to the conclusion the author knows little or perhaps nothing about accounting and performance measures, or is just arguing.

Orrick's 2nd ¶, page 6, argues "The Proposal gives no indication of how to measure prudence or ... "financial flexibility" [therefore] ...it would be impossible for the committee to know how to measure an executive's compliance with [prudent use of debt to maintain financial flexibility]." The first part of that quote is simply wrong ("*...the ...Committee shall exercise its discretion...*"), and the conclusion is shocking to say the least. Alcide must somehow be policing prudent use of debt and financial flexibility today, and therefore already have criteria for these measures; if Orrick is arguing they are not doing so, it would be an abdication of its fiduciary duty to shareholders. The argument is nonsense. Then, Orrick incorrectly classifies this item 3b of the proposal as a "requirement." The language of the proposal makes it clear it is not, and that the whole of the six items 3a through 3f are illustrative of types of measures the committee may consider ("*...such as the factors listed below:*").

Certainly the committee will have multiple criteria as I assume they do now, and certainly they will differ by executive. For some executives without input to debt usage, item 3b would be wholly inappropriate. Full latitude for the committee to recognize this both in crafting measures and weighing them is also unambiguously included ("*...the ...Committee shall exercise its discretion...but shall consider the relationship between...work under the authority and control of each individual and...shareholder benefit produced by that ...work...*"). The key point is that weighing factors pertinent to compensation is the essential business of the compensation committee, and the proposal neither requires nor implies micro-management of that process. The only citation offered by Orrick that comes even superficially close to Alcide is *Wendy's* where the SEC took exception to language that could not even be defined with predictability. Financial flexibility is a term familiar to every business student and accountant. Whether or not to weigh this factor, and how for a given executive, falls squarely within the direction given by the proposal ("*...shall consider the relationship between...*").

Orrick's 3rd ¶, page 6 says the proposal "requires." Again, Orrick has not read the proposal. Then he claims item 3c to be misleading because it "implies [executives] should not incur any short term risk." And of course, it doesn't say or imply that at all. It does pose an illustration of a measure that could be applied, were it found applicable to a particular executive. If an executive could increase shareholder wealth without short-term risk of the type enumerated (i.e. gambling with inventory levels), that would be a good thing and could be weighed favorably for that executive's compensation. And again Orrick argues lack of mathematical formula equates to "too vague" to define the result, when the clear direction is "*...shall consider the relationship between....*"

Again Orrick's 4th ¶, page 6 says the proposal "requires." Again, Orrick has not read the proposal; it does not contain the stated "requirement." Then he claims item 3d mandates some new unknown system of accounting, demonstrating either a complete lack of knowledge about accounting or 'just arguing." I asked my CPA if the principle of conservativism is taught in accounting (he taught for several years in local colleges) and he pulled 5 texts from his shelf, all of which discussed applicability of conservatism to GAAP (see appended excerpts). It is no secret that less-than-conservative approaches to earnings receipt, inventory values, and other estimates has buoyed shares of publicly traded companies as a precursor to their ruin, all the while insiders have gamed their

options to personal advantage.[11] It would be stupid however, in the perpetual life of a corporation, to avoid directing corporate governance at this issue. And it would be silly to accept any argument that directors of a publicly traded company should not be expected to know the meaning of *conservative accounting* and its applicability to GAAP.

Orrick's 5th ¶, page 6 takes the argument of *conservative accounting* to dizzying new heights of fancy, proves the failure of the argument by its foolishness, and is outlandish enough to cast doubt on Orrick's overall theories.

Orrick's 2nd ¶, page 7, quarrels with a lack of direction on a "proper" source of earnings, and offers argumentation on the two illustrative examples supplied (e.g. *"Fleming fails to specify how to identify "good" internal investment options…"*). Again, the proposal does not seek to micro-manage all corporate functions, or to mandate any particular analysis, other than to *"give preference to objective, measurable criteria…rather than short-term changes in share price."* The six illustrations offered give examples of criteria the committee could use for weighing where they find them applicable to a given officer's performance; it is specifically recognized that weighing, committee judgment and additional latitude are required, and it could not be otherwise.

Orrick's 3rd ¶, page 7, again argues comparability of the Alcide proposal to vagueness of "*excessive and gratuitous violence*" in *Schlitz*, as though return on equity, EPS, maintenance of high gross margins through vigorous cost control, channel stuffing, etc. are subjects as foreign to analysis in board committees as what constitutes gratuitous or excessive violence. Again, both the subject matter and the necessity of weighing same for business judgments are proper subjects we can (and do) expect seasoned business minds to manage, whereas the vagaries of social engineering are beyond an expectation of reasonable agreement on board committees.

The SEC's refusal to sanction exclusion of the proposal in *Philadelphia Electric Co.* (avail. Feb. 28, 1983) is significantly similar to Alcide. In *Philly* '83, the proponent requested the board to:

1) *Affirm the stated intention to move forward with comprehensive conservation and alternative energy programs;*
2) *Request management to implement measures designed to:*
    a. *Reduce electrical heating and cooling needs through improved efficiency, cogeneration and the use of passive solar and other renewable technologies;*
    b. *Reduce peak loads;*
    c. *Provide customer financing programs for energy-saving improvements;*
    d. *Educate customers*
3) *Publicize these programs widely to consumers.*

[11] Lest the reader think this is a condemnation of anything that has happened at Alcide, I must interject that to my analysis, Alcide does now, and in the past, use conservative estimates, depreciation schedules, etc., and there is no reason apparent in my inspection of Alcide's publicly available information to suspect accounting problems. To the contrary, I believe the information presented in Alcide's EDGAR filings and conference calls presents a properly conservative approach, and weighs favorably on the performance of Alcide's executives.

4) *Develop a consumer advisory council to aid in developing and evaluating these programs.*
5) *Report to shareholders...on the progress of these matters.*

Clearly most of the request above is open to Orrick-style attack as "vague and misleading" when taken out of the context of an electric company performing its routine business. What performance standard, for example, should be used for reducing peak loads? How much reduction accomplishes the proposer's intent? Educate consumers how? How many consumers? How "widely" should programs be publicized? The answer is in the context of the effecting organization- certainly electric company officials are experienced in assessing the viability of reducing peak loads, electricity customer education needs, etc., and making essentially all the required decisions necessary for business-like implementation of the proposal. Likewise, a compensation committee of independent, seasoned business minds can reasonably be expected to "*...exercise its discretion...but ...consider the relationship between...work under the authority and control of each individual and...shareholder benefit produced by that ...work...*"

In summary of the arguments on purported "vague & misleading" language in the Alcide proposal, there is no language in the proposal to apply any specific formularization of salary or bonus for any particular current or future executive officer. There is language requiring the exercise of the committee's independent judgment, and illustrative types of criteria that might be applicable when the committee *"give[s] preference to objective, measurable criteria...rather than short-term changes in share price."* That direction is broad, and does not supercede any other criteria unless, of course, the committee so chooses when weighing. Rote formulae on single dimensions, as Orrick suggests would be needed to apply any direction to the compensation committee, could eventually have the effect of reducing an executive's salary to zero or less if market or other conditions turned the company profitless. It is not the intent to oversimplify compensation, nor should it be in my opinion, nor could it be implied from the proposal.

Orrick's ¶'s 2-5,page 8, cry inflammatory insult from the proposal's language. Again, if neither the facts nor the law are in your favor... Orrick argues that the merest inclusion of any word which, if misapplied out of context would create a false conclusion, must cause failure of the whole proposal or at least the misconstrued language. Nonsense. Nowhere in the proposal, or statement in support of the proposal, does it state (or imply) that anyone now or formerly with the company has done anything wrong. And further, it is bad governance to suggest that board committees shouldn't be on the watch for activities like those mentioned. In the perpetual life of a corporation both current and future employees need to know that the board is keeping a watchful eye on practices. And further still, it is ridiculous to suggest the SEC, Alcide, or any shareholder making a proposal should be policing how failure of logic might lead to wrong conclusions by voters. Certainly we should all be considering what reasonable men and women would construe from the proposal. Orrick's lack of precedent, in my opinion, is telling.

In closing, Alcide's lone argument raised within the allowable notice of defect period (14a-8(f)(1)) is not presented to the SEC, and all subsequent arguments that could have been "resolved" are subsequently barred by SEC's rule. In addition, all three arguments raised after the 14 day notice of defect period expired are frivolous and unsubstantial, to wit: the company has full power and authority under Delaware law to implement the proposal, the proposal is not vague or misleading as any ambiguity that might be construed is fully within the expectations of reasonable shareholders to be resolved as regular business of those to whom the proposal is directed, and the proposal does not malign the character or actions of anyone nor could it be construed to do so by reasonable parties.

The following excerpt is from Warren Buffett's February, '03 letter to shareholders, and discusses the responsibilities of "independent" directors for investment companies; it is equally applicable to a shareholder's investment in any publicly traded company:

"These directors and the entire board...in actuality have only two important responsibilities: obtaining the best possible investment manager and negotiating with that manager for the lowest possible fee. When you are seeking investment help yourself, these two goals are the only ones that count, and directors acting for other investors should have exactly the same priorities. Yet when it comes to independent directors pursuing either goal, their record has been absolutely pathetic. ...for the most part, a monkey will type out a Shakespeare play before an "independent"...director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. ...The acid test for reform will be CEO compensation. Managers will cheerfully agree to board 'diversity,' attest to SEC filings and adopt meaningless proposals relating to process. ***What many will fight, however, is a hard look at their own pay & perks.***" (emphasis mine)

These widespread failures have been partly in the allowance of clearly errant definitions of independence, partly in leaving committees to receive self-serving direction in executive compensation from those whose paychecks are to be determined, and partly in human nature. We can obviate the first two defects at Alcide with the subject proposal. True independence in corporate governance is an idea whose time has come.

I respectfully request the SEC to concur that the Alcide proposal is not excludable, and should be included in Alcide's 2003 proxy statement. Thank you for your time.

Sincerely,



Mike Fleming
Alcide Corp. Shareholder

Principle of Conservatism Citations:

Accounting Theory, Ken Moss, 1977
(note: index reproduction only for brevity, text mentions the subject 5 times; this text is from the highest level of class taken by most CPA's)

Conjectures, 14
Consensual activity, 14
Conservatism, rule of, 11, 57, 92, 173, 213, 327
Conservative, 150, 184, 186
Consistency, 53, 66, 71, 111, 331, 337
Consolidated account for sectors of the
Corporate financial reporting, 290
Corporate income, 124, 130
Corporate income tax, 250
Corporate investments, 146, 157
Corporate joint ventures, 307
Corporate objectives
Corporate swindles, 334

Financial Accounting, 3rd Ed., Meigs & Meigs, 1979, McGraw Hill

Conservatism as a guide in resolving uncertainties

We have previously referred to the use of ***conservatism*** in connection with the measurement of net income and the reporting of accounts receivable and inventories in the balance sheet. Although the concept of conservatism may not qualify as an accounting principle, it has long been a powerful influence upon asset valuation and income determination. Conservatism is most useful when matters of judgment or estimates are involved. Ideally, accountants should base their estimates on sound logic and select those accounting methods which neither overstate nor understate the facts. When some doubt exists about the valuation of an asset or the realization of a gain, however, the accountant traditionally leans in the direction of caution and selects the accounting option which produces a lower net income for the current period and a less favorable financial position. Conservatism, however, may be viewed as a double-edged sword. If an asset is prematurely recognized as an expense in Year 1, for example, the balance sheet and net income for Year 1 will be conservatively stated but the net income for Year 2 will be overstated.

An example of conservatism is the traditional practice of pricing inventory at the lower of cost or market (replacement cost). Decreases in the market value of the inventory are recognized as a part of the cost of goods sold in the current period, but increases in market value of inventory are ignored. A judicious application of conservatism to the accounting process should produce more useful information; in contrast, the excessive use of conservatism or failure to apply conservatism may produce misleading information and result in losses to creditors and stockholders.

Fundamentals of Financial Accounting, 5th Ed., Welsch & Short, 1987

Conservatism constraint

Special care should be taken to **avoid *(a)* overstating assets and revenues and *(b)* understating liabilities and expenses.** This constraint produces conservative income statement and balance sheet amounts.

Financial Accounting, 4th Ed., Larson, 1979

Principle of Conservatism

Generally accepted accounting principles require that inventory be written down to market when market is less than cost. On the other hand, inventory generally cannot be written up to market when market exceeds cost. If writing inventory down to market is justified, why not also write inventory up to market? What is the reason for this apparent inconsistency?

The reason inventory is not written up above cost to a higher market value is that the ''gain'' from a market value increase is not realized until a sales transaction provides verifiable evidence of the amount of the gain. But why, then, are inventories written down when market is below cost?

Accountants often justify the lower of cost or market rule by citing the **principle of conservatism.** This principle is sometimes expressed simplistically as ''recognize all losses but anticipate no profits.'' More realistically, the principle of conservatism attempts to give the accountant guidance in uncertain situations where amounts must be estimated. In general terms, it implies that when ''two estimates of amounts to be received or paid in the future are about equally likely, . . . the less optimistic'' should be used.[6] Since the value of inventory is uncertain, writing the inventory down when its market value falls is clearly the less optimistic estimate of the inventory's value to the company.

Fundamental Accounting Principles, 11th Ed., Larson & Pyle

Generally accepted accounting principles require that inventory be written down to market when market is less than cost. On the other hand, inventory generally cannot be written up to market when market exceeds cost. If writing inventory down to market is justified, why not also write inventory up to market? What is the reason for this apparent inconsistency?

Accountants often justify the lower-of-cost-or-market rule by citing the **principle of conservatism.** This principle is sometimes expressed simplistically as "recognize all losses but anticipate no profits." More realistically, the principle of conservatism attempts to give the accountant guidance

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcide Corporation
Incoming letter dated June 10, 2003

The proposal requires that each member of the compensation committee must be a member of the board of directors and "must otherwise be" independent as defined and further requires that the compensation committee consider certain criteria in setting executive officer compensation.

There appears to be some basis for your view that Alcide may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria. Accordingly, we will not recommend enforcement action to the Commission if Alcide omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Alcide relies.

Sincerely,



Grace K. Lee
Attorney-Advisor